Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.	Name and Address of Company

Gold Standard Ventures Corp. (the “Company”)
Suite 610-815 West Hastings Street
Vancouver, British Columbia
V6C 1B4

ITEM 2.	Date of Material Change

July 16, 2020

ITEM 3.	News Release

A news release was issued and disseminated via GLOBE NEWSWIRE by the Company on July 16, 2020.

ITEM 4.	Summary of Material Change

On July 16, 2020, the Company announced that it had entered into a binding letter of intent with Orion Mine Finance (“Orion“) relating to a series of transactions (the “Orion Transactions”), totaling approximately US$22.5 million.

Concurrently with the execution of the binding letter of intent, Orion has agreed to acquire CDN$1,012,385 (US$748,031) in common shares of the Company (“Gold Standard Common Shares”) through market purchases and has purchased an additional 17,662,646 Gold Standard Common Shares at CDN$1.12 per share for a total of CDN$19,782,164 (US$14.62 million) from an existing shareholder. Pursuant to the Orion Transactions, Orion has committed to purchase an additional CDN$6,950,151 (US$5,135,326) of Gold Standard Common Shares through a non-brokered private placement at CDN$1.05 per share (collectively, the “Orion Equity Investment”). Additionally, the Company and Orion will enter into a silver streaming agreement (the “Silver Streaming Agreement”) for 100% of the silver production on the Company’s South Railroad project in Nevada, U.S.A (the “South Railroad Project”) and at the Jasperoid Wash deposit, which is a limited portion of the lands owned or controlled by the Company. Finally, Orion has agreed to provide a proposal for up to US$200 million of financing support to the Company to help finance the construction of the South Railroad Project following the satisfaction of certain milestones (the “Financing Support”).

ITEM 5.	Full Description of Material Change

On July 16, 2020, the Company announced that it had entered into a binding letter of intent with Orion relating to the Orion Transactions, totaling approximately US$22.5 million.

Orion Equity Investment

Pursuant to the Orion Equity Investment, Orion has agreed to purchase CDN$1,012,385 (US$748,031) of Gold Standard Common Shares through market purchases. Orion has also purchased an additional 17,662,646 Gold Standard Common Shares at CDN$1.12 per share for a total of CDN$19,782,164 (US$14.62 million) from an existing GSV shareholder. Orion has also committed to purchase an additional 6,619,191 Gold Standard Common Shares at a price per share of CDN$1.05 for aggregate proceeds of CDN$6,950,151 (US$5,135,326) to the Company.

Silver Streaming Agreement

Upon entering into the Silver Streaming Agreement, Orion will purchase 100% of the silver production from the South Railroad Project and the Jasperoid Wash deposit for the life of mine at a price of 15% of the prevailing market price for silver (the “Silver Stream”). In connection with the Silver Stream, Orion will make a deposit to the Company of US$2 million. The Silver Stream will be guaranteed by the Company and its direct and/or indirect subsidiaries that own the South Railroad Project and the Jasperoid Wash deposit.

Financing Support

Pursuant to the Financing Support, Orion has agreed to provide the Company with a term sheet to provide up to US$200 million of financing support to the Company, following the satisfaction of mutually agreed milestones, to help finance the construction of the South Railroad Project. In connection with the Financing Support, Orion shall be granted a right of first offer on any financial instrument for financing the Company including, but not limited to, streaming, royalty, prepay or offtake agreements for precious metals of the Company (each, a “Financing Transaction”). Orion’s right of first offer does not include (i) any bought or overnight marketed equity or convertible debt deal with banks or brokers, (ii) project finance, term loans or a credit facility by a bank or syndicate of banks, (iii) a marketed high yield offering underwritten by a bank, and (iv) any financing transaction with aggregate proceeds of up to US$40 million.

Closing of the Orion Transactions is subject to the execution of definitive documentation, satisfaction of conditions precedent and regulatory approvals.

ITEM 5.2.	Disclosure of Restructuring Transactions

Not applicable.

ITEM 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7.	Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	Executive Officer

For further information, please contact: Glenn Kumoi VP General Counsel and Corporate Secretary (778) 892-2502 glenn@goldstandardv.com

ITEM 9.	Date of Report

July 23, 2020

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This material change report contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this material change report relate to, among other things: the completion of the Orion Transactions upon the proposed terms; the realization of the potential benefits of the Orion Transactions; and the successful negotiation and entering into of definitive documentation by the Company with Orion.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: expectations regarding whether the approvals for the Orion Transaction will be obtained; mineral estimates and the assumptions upon which they are based, including geotechnical and metallurgical characteristics of rock confirming to sampled results and metallurgical performance; success of the Company’s projects; prices for silver and gold remaining as estimated; and currency exchange rates remaining as estimated. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this material change report and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the satisfaction of the necessary conditions precedents and regulatory approvals required to complete the Orion Transactions; fluctuations in silver and gold prices; changes in laws, regulations and government practices in the United States, and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.